Exhibit 3.765
REPUBLIC SERVICES FINANCIAL LIMITED PARTNERSHIP
LIMITED PARTNERSHIP AGREEMENT
     This Agreement of Limited Partnership (“Agreement”) is entered into and shall be effective as of the 17th day of May, 2000, by and between Republic Silver State Disposal, Inc., a Nevada corporation, (the “General Partner”), and the Limited Partners listed on Exhibit A (the “Limited Partners”).
ARTICLE 1
DEFINITIONS
     1.1. Act. The “Act” is the Delaware Revised Uniform Limited Partnership Act as amended from time to time.
     1.2. Capital Account. “Capital Account” shall mean the account maintained pursuant to Section 5.1 hereof.
     1.3. Certificate. The “Certificate” is the Certificate of Limited Partnership filed on behalf of the Partnership with the Delaware Secretary of State, as may be amended from time to time.
     1.4. Code. The “Code” means the Internal Revenue Code of 1986, as amended.
     1.5. General Partner. The “General Partner” shall refer to the General Partner identified above, or any successor General Partner.
     1.6. “Net Profits” or “Net Losses” shall mean, for any period, the net amount of items of income and gains, or items of deductions or losses, respectively, of the Partnership during such period for purposes of maintaining the Capital Accounts of the Partnership pursuant to Code Section 704(b) and the Regulations promulgated thereunder computed in accordance with Federal income tax principles except that depreciation with respect to assets contributed to the Partnership or revalued by the Partnership pursuant to the Treasury Regulations promulgated under Section 704(b) of the Code shall be computed based on the value at which such assets were recorded on the books of the Partnership.
     1.7. Partners. The “Partners” or a “Partner,” when used without the words “General” or “Limited,” shall refer to both the General and Limited Partners.
     1.8. Partnership. The “Partnership” means the limited partnership governed by this Agreement.
     1.9. Partnership Capital. The “Partnership Capital” is the total of the Partners’ capital contributions.

     1.10. Partnership Interests. References to “Partnership Interests,” for purposes of determining any Partner’s share of Partnership items, are the relative percentage interests of the individual Partners, as indicated on Schedule A. In addition, the economic rights of a Partner to income, distributions and capital of the Partnership are also referred to a “Partnership Interests.”
     1.11. Regulations. “Regulations” mean the Income Tax Regulations, including Temporary Regulations promulgated under the Code, as such Regulations may be amended from time to time.
ARTICLE 2
NAME, PLACE OF BUSINESS AND REGISTERED AGENT
     2.1. Name. The Partnership’s name is Republic Services Financial Limited Partnership.
     2.2. Place of Business. The Partnership’s principal place of business shall be at such location as the General Partner may designate from time to time.
     2.3. Registered Agent and Office. The registered agent and registered office shall be such person and at such location as may be designated by the General Partner in accordance with the Act.
ARTICLE 3
PURPOSE
     The purposes of the Partnership is to engage in any and all lawful activities.
ARTICLE 4
TERM
     4.1. Initial Term. The Partnership began on the date of filing the Certificate with the Delaware Secretary of State and ends on December 31,2100, unless terminated earlier.
     4.2. Extension. The Partnership may be continued beyond its scheduled termination date by the unanimous vote of the Partners.
ARTICLE 5
CAPITAL AND CAPITAL ACCOUNTS
     5.1. Capital Account Maintenance. A separate Capital Account shall be determined and maintained for each Partner in accordance with the capital accounting rules of Treasury Regulation § 1.704-1(b)(2)(iv) and § 1.704-1(b)(4). Without limiting the foregoing, Capital Accounts shall be determined in accordance with the following provisions:

     (a) To each Partner’s Capital Account there shall be credited such Partner’s Capital Contributions, such Partner’s distributive share of Net Profits, and any items thereof that are specially allocated pursuant to Section 6.3 below, and the amount of any Partnership liabilities that are assumed by such Partner or that are secured by, or subject to, any Partnership property distributed to such Partner.
     (b) To each Partner’s Capital Account there shall be debited the amount of cash and the fair market value of any Partnership property distributed to such Partner pursuant to any provisions of this Agreement, such Partner’s distributive share of Net Losses, and any items in the nature of expenses or losses that are specially allocated pursuant to Section 6.3 below, and the amount of any liabilities of such Partner that are assumed by the Partnership or that are secured by, or subject to, any property contributed by such Partner to the Partnership.
     5.2. Each Partner’s Share. The initial Capital Account balance and the amount of each Partner’s initial capital contributions are set forth in Schedule A.
     5.3. Additions.
     (a) The General Partner may request additional capital contributions from all Partners in proportion to their initial capital contributions, if the General Partner shall determine that the Partnership’s capital is insufficient to meet the reasonable needs of its business. If any Partner refuses or fails to make such a required contribution of additional capital, the General Partner and any other Partner may lend any necessary additional sums to the Partnership, or the General Partner may borrow such additional sums from any appropriate sources and may pledge the Partnership assets to secure such loans. Any such loans to the Partnership shall bear a reasonable rate of interest, as determined by the General Partner, but otherwise no Partner shall receive interest on its Partnership Interest. This provision is not for the benefit of any creditors of the Partnership, and no such creditors may obtain any right under this provision to make any claim with respect to the capital of or to contributions by any Partner.
     (b) Any General Partner which has a deficit balance in its Capital Account when that General Partner’s Partnership Interest is liquidated is unconditionally obligated to contribute to the Partnership capital cash sufficient to restore the General Partner’s Capital Account balance to zero. This contribution shall be made by the end of such taxable year or, if later, within ninety (90) days after the date of such liquidation. Otherwise, no Partner shall be required to make any additional capital contributions without its consent.
     5.4. Loans. A Partner’s loans to the Partnership shall not be added to its Capital Account.
     5.5. Amount of Contributions. The amount of a Partner’s contributions of property to the Partnership and of the Partnership’s distributions of such property to a Partner, as reflected in the Partner’s Capital Account, shall be the fair market value of the property on the date of the contribution or distribution, reduced by any liabilities secured by the contributed or distributed property if those liabilities are treated under applicable federal income tax laws as being assumed by the transferee or if the transferee is treated under such laws as receiving the property subject to those liabilities.
     5.6. No Interest Paid. No Partner shall receive any interest on its capital contributions or Partnership Interest.
     5.7. Withdrawals. No Partner may withdraw any of its Capital Account, except as expressly authorized in this instrument.
ARTICLE 6
PROFITS, LOSSES, AND DISTRIBUTIONS
     6.1. Allocation of Net Profits. For purposes of maintaining the Capital Accounts of the Partnership, all Net Profits shall be allocated each fiscal year as follows:
     (a) First: To the Partners Pro Rata, in accordance with the negative Capital Account balances of such Partners, until the negative Capital Account balance of each such Partner is increased to zero; and then
     (b) Second: To the Partners until the net cumulative amount allocated pursuant to this subparagraph (b) equals the cumulative losses allocated to the Partners under Section 6.2 below as reduced by Net Profit allocations under this Section 6.1 for prior Fiscal Years and allocations under Section 6.1(a) for the current Fiscal Year, Pro Rata in accordance with each Partner’s cumulative losses; and then
     (c) Third: To the Partners Pro Rata in accordance with their relative Partnership Interests.
     6.2. Allocation of Net Losses. For purposes of maintaining the Capital Accounts of the Partnership, Net Losses shall be allocated each fiscal year as follows:
     (a) First: Pro Rata to the Partners in accordance with each such Partner’s relative positive Capital Account balance until the positive Capital Account balance of each such Partner is reduced to zero; and then
     (b) Second: Pro Rata to the Partners in accordance with their relative Partnership Interests.
     6.3. Adjustments. Notwithstanding Sections 6.1 and 6.2 hereof, appropriate adjustments shall be made to the allocations to the extent required to comply with the “qualified income offset,” “minimum gain chargeback” and “chargeback for nonrecourse debt for which a Partner bears a risk of loss” rules of the Treasury Regulations promulgated pursuant to Section 704(b) of the Code. To the extent permitted by such Treasury Regulations, the allocations in such year and subsequent years shall be further adjusted so that the cumulative effect of all the allocations shall be the same as if all such allocations were made pursuant to the allocation provisions hereof without regard to this Section 6.3.
     6.4. Allocation for Income Tax Purposes. Net profits, net losses, gains and losses for income tax purposes shall be allocated in the same manner as Net Profits and Net Losses are allocated for purposes of maintaining the Partners’ Capital Account balances hereunder, except that appropriate adjustments shall be made to take account of the difference between the amount at which the assets are reflected on the Partnership’s books and the adjusted basis of such assets for income tax purposes under the principles of Section 704(c) of the Code and the Treasury Regulations thereunder, as further explained in the Treasury Regulations promulgated under Section 704(b) of the Code.
     6.5. Distributions. All distributions by the Partnership to its Partners shall be made in the following order of Priority:
          a. First, Pro Rata to the Partners in accordance with their relative positive Capital Account balances; and
          b. Second, Pro Rata to the Partners in accordance with their relative Partnership Interests.
Notwithstanding the foregoing, the General Partner may, from time to time, cause the Partnership to make distributions to the Limited Partners which exceed their Pro Rata shares determined in accordance with the foregoing provisions of this Section 6.5. The Partners agree that to the extent that the Limited Partners have received distributions in excess of their Pro Rata shares, the General Partner may, in its discretion, from time to time and prior to the end of each fiscal year, (i) cause the Partnership to make subsequent distributions to the General Partner only, until it has received distributions in an amount which will cause all cumulative distributions to conform to the proportions specified in clauses a. and b. above, (ii) require the Limited Partners to make capital contributions to the Partnership in amounts not to exceed the excess distributions they received, as described above, and cause such amounts to be distributed to the General Partner, or (iii) require that any combination of the measures described in the foregoing clauses (i) and (ii) be taken, such that the net effect is that all cumulative distributions conform to the proportions specified in clauses a. and b. above. The Limited Partners agree that they shall make the capital contributions provided for in the preceding sentence within 7 days of their receipt of a written request therefor from the General Partner.
ARTICLE 7
MANAGEMENT AND OPERATIONS
     7.1. Limited Partners. The Limited Partners (other than a Limited Partner who is also a General Partner) shall take no part in and have no vote respecting the Partnership’s management and operations.

     7.2. General Partner. The General Partner has the full and exclusive power on the Partnership’s behalf, in its name, to manage, control, administer and operate its business and affairs and to do or cause to be done anything it deems necessary or appropriate for the Partnership’s business, including (but not limited to) the power and authority to: (1) sell real or personal property to any person, giving any warranties or assurances deemed appropriate; (2) buy, lease, or otherwise acquire real or personal property to carry on and conduct the Partnership’s business; (3) borrow money for the Partnership’s business; (4) issue promissory notes and other debt instruments (negotiable or nonnegotiable), in any amounts and secured by any encumbrance on all or any part of the Partnership’s assets; (5) assign any debts owing to the Partnership; (6) engage in any other means of financing; (7) enter into any agreement for sharing of profits and joint venture with any person or entity engaging in any business or venture in which the Partnership may engage; (8) manage, administer, conserve, improve, develop, operate, lease, utilize, and defend the Partnership’s assets, directly or through third parties; (9) execute any type of agreement or instrument in connection with any other Partnership power; (10) employ all types of agents and employees (including lawyers and accountants) as may seem proper; (11) buy or otherwise obtain the use of any type of equipment or other property that may be convenient or advisable in connection with any Partnership business; (12) incur any reasonable expense for travel, telephone, telegraph, insurance, taxes, and such other things, in carrying on the Partnership’s business; (13) sue and be sued, complain and defend in the Partnership’s name of and on its behalf; (14) quitclaim, release or abandon any Partnership assets with or without consideration, and (15) convert the Partnership into a corporation or other entity by any means, including by means of a merger.
     7.3. Expenses. All reasonable expenses incurred by the General Partner in managing and conducting the Partnership’s business, including (but not limited to) overhead, administrative and travel expenses, and professional, technical, administrative, and other services, will be reimbursed by the Partnership.
     7.4. Tax Matters Partner. The General Partner shall be the Tax Matters Partner under the Code and, as such, shall be solely responsible for representing the Partnership in all dealings with the Internal Revenue Service and any state, local, and foreign tax authorities, but the General Partner shall keep the other Partners reasonably informed of any Partnership dealings with any tax agency. The Partners will make such elections as may be necessary to appoint the General Partner as Tax Matters Partner.
ARTICLE 8
BOOKS AND RECORDS
     8.1. General. The Partnership’s books and records will be kept on the method of accounting determined by the General Partner, and in accordance with generally accepted accounting principles consistently applied, and shall reflect all Partnership transactions and be appropriate and adequate for all Partnership business. The Partnership books shall be kept on a fiscal year determined by the General Partner. The Partnership’s records shall be maintained at the Partnership’s place of business.

     8.2. Financial Statements. Within a reasonable period after the close of each fiscal year, the General Partner, at the Partnership’s expense, will give a written report to each other Partner indicating such Partner’s share of the Partnership income, which requirement may be satisfied by giving each Partner a copy of any tax form which includes such information.
ARTICLE 9
BANKING
     9.1 All Partnership funds will be deposited in its name in such accounts as the General Partner designates. The General Partner can authorize other persons to draw checks on Partnership bank accounts, but such authority must be in writing.
ARTICLE 10
TAX ELECTIONS
     10.1 The Partnership shall elect to be treated as an association taxable as a corporation for federal income tax purposes.
ARTICLE 11
TRANSFER OF PARTNERSHIP INTERESTS
     11.1. No Transfers. The Partnership Interest of any Partner (or any portion thereof) shall not be Transferred without the prior written consent of all other Partners.
     11.2. Condition Precedent to Admission of Substitute Partner. No person to whom a Partnership Interest is properly transferred shall be substituted as a new Partner in place of the transferring Partner until satisfying Section 13.1 hereof.
     11.3. Rights of Unadmitted Assignees. A person who acquires a Partnership Interest but who is not admitted as a substituted Limited Partner shall be entitled only to allocations and distributions with respect to such Partnership Interest in accordance with this Agreement, and shall have no right to any information or accounting of the affairs of the Partnership, shall not be entitled to inspect the books of the Partnership and shall otherwise not have any right of a Partner under the Act.
     11.4. Partial Transfers. Subject to other provisions of this Article 11 and this Agreement, a Partner’s interest in the capital or profits of the Partnership may be subdivided and transferred to other parties.

ARTICLE 12
AMENDMENTS
     12.1. This Agreement may be amended only with the unanimous written consent of the Partners.
ARTICLE 13
ADMISSION AND EXPULSION OF LIMITED PARTNERS
     13.1. Admission of New Limited Partners. A person may be admitted to the Partnership as a substituted Limited Partner only upon satisfaction of the following:
     (a) All Partners consent to such admission, which consent may be given or withheld in their sole and absolute discretion;
     (b) The Partnership Interest of the transferee was acquired in accordance with the Agreement; and
     (c) The transferee consents to be bound by the Agreement in writing and in form satisfactory to the General Partner.
ARTICLE 14
LIMITED PARTNER’S BANKRUPTCY
     14.1. Bankruptcy. If any Limited Partner shall take advantage of any bankruptcy or insolvency act, or if an insolvency petition shall be filed against any Limited Partner and a final adjudication of insolvency entered thereon, or if any Limited Partner shall make an assignment for the benefit of its creditors, then the General Partner shall have the option (exercisable by giving notice thereof to such Limited Partner or to its assignee, trustee in bankruptcy, receiver or other legal representative), to purchase or cause to be purchased all, but not less than all, of such Partner’s Limited Partnership Interest, including all regular or preferred units owned by such Limited Partner, within ninety (90) days after such taking advantage or adjudication or assignment, as the case may be, at a price equal to the greater of one hundred dollars ($100) or such Limited Partner’s capital account at such time. The terms of payment shall be all cash or as otherwise agreed upon by the parties.
ARTICLE 15
DISSOLUTION
     15.1. Causes for Dissolution. The Partnership shall be dissolved upon any of the following events:
     (a) The death, withdrawal or adjudication of bankruptcy of the General Partner, but if within ninety (90) days from the occurrence of any of the events upon which dissolution could otherwise occur, the other Partners all elect to continue the Partnership, then: (1) the Partnership will not be dissolved and it will continue under this Agreement; and (2) the remaining Limited Partners will elect a new General

Partner (and the Agreement and Certificate will be amended); and (3) the Partnership Interest of any General Partner whose withdrawal caused the aborted termination shall be converted into a Limited Partnership Interest, and such former General Partner (or its trustee in bankruptcy, successors or assigns, or other personal or legal representatives) shall be a Limited Partner;
     (b) The unanimous vote of the Partners; and
     (c) The occurrence of any other event causing dissolution of a Limited Partnership under the Act.
     15.2. Upon Dissolution. Upon its dissolution, the Partnership will terminate and immediately commence to wind up its affairs. The Partners shall continue to share in profits and losses during liquidation in the same manner and proportions as they did before dissolution. The Partnership’s assets may be sold, if a price deemed reasonable by the General Partner may be obtained. The proceeds from liquidation of Partnership assets shall be applied as follows:
     (a) First, all of the Partnership’s debts and liabilities to persons other than Partners shall be paid and discharged in the order of priority as provided by law;
     (b) Second, all debts and liabilities to Partners shall be paid and discharged in the order of priority as provided by law; and
     (c) Third, all remaining assets shall be distributed proportionately among the Partners in accordance with their positive Capital Accounts.
     15.3. Gain or Loss. Any gain or loss on the disposition of Partnership properties in the process of liquidation shall be credited or charged to the Partners in accordance with Article VI; provided, however, that gain or loss with respect to property contributed to the Partnership by a Partner shall be shared among the Partners so as to take account of any variation between the basis of the property so contributed and its fair market value at the time of contribution, in accordance with any applicable Treasury regulations. Any property distributed in kind in the liquidation shall be valued by the General Partner in its reasonable discretion and treated as though it were sold and the cash proceeds in an amount equal to the fair market value of said property distributed. The difference between the fair market value of property distributed in kind and its book value shall be treated as a gain or loss on the sale of property, and shall be credited or charged to the Partners accordingly.
     15.4. Partnership Assets Sole Source. The Partners shall look solely to the Partnership’s assets for the payment of any debts or liabilities owed by the Partnership to the Partners and for the return of their capital contributions and liquidation amounts. If the Partnership property remaining after the payment or discharge of all of its debts and liabilities to persons other than Partners is insufficient to return the Partners’ capital contributions, they shall have no recourse therefor against the Partnership or any other Partners, except to the extent that such other Partners may have outstanding debts or obligations owing to the Partnership. Subject to Section 6.5, the Limited Partners shall not be required to restore any deficits in their Capital Accounts.
     15.5. Winding Up. The winding up of Partnership affairs and the liquidation and distribution of its assets shall be conducted by the Partners, who are hereby authorized to do any and all acts and things authorized by law in order to effect such liquidation and distribution of the Partnership’s assets.
ARTICLE 16
POWER OF ATTORNEY
     16.1. General. Each Limited Partner hereby appoints and names the General Partner as its attorney-in-fact, and gives the General Partner full power and authority, in the place of the Limited Partner, to file and record (1) any amendment to the Certificate, (2) any documents of any kind required by any state in which the Partnership is doing business, (3) any other documents deemed advisable by the General Partner, (4) any documents required to continue the Partnership, admit additional or substituted Partners, dissolve or terminate the Partnership or any interest in it, (5) any documents required to obtain or settle any loan, and (6) any documents which may be required to transfer any Partnership assets.
     16.2. Power With an Interest. The power of attorney granted under Section 16.1: (1) is a power coupled with an interest; (2) is irrevocable and survives the Partner’s incompetency; (3) may be exercised by any General Partner by a facsimile signature or by listing all of the Limited Partners executing the instrument with a signature of the General Partner as the attorney-in-fact for all of them; and (4) survives the assignment of the Limited Partner’s interest, and empowers the General Partner to act to the same extent for such successor Limited Partner.
ARTICLE 17
MISCELLANEOUS
     17.1. Notices. Any notice or payment required or permitted under this Agreement shall be given and served either by personal delivery to the party to whom it is directed, or by registered or certified mail, postage and charges prepaid, and if it is sent to a Partner, addressed with its address as it appears on the records of the Partnership. Any notice is deemed given on the date on which it is personally delivered, or, if mailed, on the date it is deposited in a regularly maintained receptacle for the deposit of United States mail, addressed and sent as required in this Section 17.1. Any Partner may change its address for all purposes of this Agreement by giving notice in writing, stating its new address to the General Partner. Such a change of address will be effective fifteen (15) days after the notice is received by the General Partner.
     17.2. Non-Waiver. Any party’s failure to seek redress for violation of or to insist upon the strict performance of any provision of this Agreement will not prevent a subsequent act, which would have originally constituted a violation, from having the effect of an original violation.

     17.3. Severability. Every provision of this Agreement is intended to be severable. If any term or provision hereof is invalid for any reason whatsoever, its invalidity will not affect the validity of the remainder of the Agreement.
     17.4. Good Faith. The doing of any act or the failure to do any act by a Partner or the Partnership, the effect of which causes any loss or damage to the Partnership, will not subject such Partner or the Partnership to any liability, if done pursuant to advice of the Partnership’s legal counsel or in good faith to promote the Partnership’s best interests.
     17.5. Governing Law. This Agreement is to be construed according to the laws of Delaware.
     17.6. Cumulative Rights. The rights and remedies provided in this Agreement are cumulative and the use of any right or remedy does not limit a party’s right to use any or all other remedies. All rights and remedies in this Agreement are in addition to any other legal rights the parties may have.
     17.7. Other Activities. Every Partner may also engage in whatever activities it chooses without having or incurring any obligation to offer any interest in such activities to any party hereof.
     17.8. Confidentiality. No Partner may, without the General Partner’s express written consent, divulge to others any information not already known to the public pertinent to the services, clients, customers or operations of the Partnership, whether before or after the Partnership’s dissolution.
     17.9. Counterparts. This Agreement may be executed in any number of counterparts with the same effect as if all parties hereto had all signed the same document. All counterparts shall be construed together and shall constitute one (1) agreement.
     17.10. Waiver of Partition. Each of the parties waives during the term of the Partnership any right that it may have to maintain any action for partition with respect to the Partnership’s property or assets.
     17.11. Binding Terms. The terms of this Agreement are binding upon and inure to the benefit of the parties and, to the extent permitted by this Agreement, their heirs, executors, administrators, legal representatives, successors and assigns.
     17.12. Personal Property. The interests of each Partner in the Partnership are personal property.
     17.13. “Days” Defined. For purposes of this Agreement, any reference to a “day” or “days” means a calendar day, including any days which fall on legal holidays or weekends.
     17.14. Gender and Number. Unless the context requires otherwise, the use of a masculine pronoun includes the feminine and the neuter, and vice versa, and the use of the singular includes the plural, and vice versa.
[Signatures on the Next Page]

SCHEDULE A
AGREEMENT OF LIMITED PARTNERSHIP
OF
REPUBLIC SERVICES FINANCIAL, LIMITED PARTNERSHIP
PARTNERS AND PARTNERSHIP INTERESTS

General Partner	Capital Contribution	Partnership Interest
Republic Silver State Disposal, Inc.		0.1%

Limited Partner	Capital Contribution	Partnership Interest
Republic Services Financial L.P. Inc.		99.9%